

Mail Stop 3720

May 3, 2010

Mr. Richard G. Lindner
Senior Executive Vice President and Chief Financial Officer
AT&T Inc.
208 S. Akard Street
Dallas, TX 75202

   RE: AT&T Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed February 25, 2010
     Definitive Proxy Statement on Schedule 14A
     Filed March 11, 2010
     File No. 001-08610

Dear Mr. Lindner:

   We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2

1. We note your disclosure on page 5 that "postpaid customer gross additions have continued to increase due to attractive plan offerings and exclusive product offerings, such as Apple iPhone…." We also note, however, that you do not disclose the length of time during which the Apple iPhone will be an exclusive product offering. Please advise with respect to the specific terms of your agreement with Apple Inc. regarding the exclusivity of the Apple iPhone product and the material risks to your company in the event you lose this exclusivity. In addition, please provide an analysis as to why you have not filed your agreements with Apple as exhibits to your Form 10-K.

Definitive Proxy Statement

2. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Election of Directors, page 14

3. We note your statement that your disclosure outlines the "skills and experiences [that] qualify each nominee to serve as a Director of AT&T." However, your disclosure identifies the principal occupations and employment of each such individual and describes relevant skills and experiences of your Board members as a whole, with only parenthetical references to individual directors. In future filings, please expand your disclosure with respect to each director to specifically discuss what aspects of the individual's experience led the board to conclude that the person should serve as a director for the company, as well as any other relevant qualifications, attributes or skills that were considered by the board. See Item 401(e) of Regulation S-K.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director